SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         The Houston Exploration Company
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    44212010
                                 (CUSIP Number)

                                Robert B. Catell
                             Chief Executive Officer
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                                 (718) 403-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 31, 2000
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KeySpan Corporation
     I.R.S. Identification No. 11-3431358
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [  ]
                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    20,380,387 (indirectly through KeySpan Energy
   SHARES                      Corporation and THEC Holdings Corp.)
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8.  SHARED VOTING POWER
    EACH
 REPORTING                 -----------------------------------------------------
   PERSON                  9.  SOLE DISPOSITIVE POWER
    WITH                       20,380,387 (indirectly through KeySpan Energy
                               Corporation and THEC Holdings Corp.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               20,380,387 (indirectly through KeySpan Energy Corporation and
                 THEC Holdings Corp.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                    HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KeySpan Energy Corporation
     I.R.S. Identification No. 11-3344628
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                         OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER
  NUMBER OF                  20,380,387 (indirectly through THEC Holdings Corp.)
    SHARES               -------------------------------------------------------
BENEFICIALLY             8.  SHARED VOTING POWER
  OWNED BY
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
   PERSON                    20,380,387 (indirectly through THEC Holdings Corp.)
    WITH                 -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    20,380,387 (indirectly through THEC Holdings Corp.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         70.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

                                   CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     THEC Holdings Corp.
     I.R.S. Identification No. 76-0489610
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                         OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    20,380,387
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      20,380,387
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         20,380,387
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         70.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                   CO
--------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.

             This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002-5219.


ITEM 2.      IDENTITY AND BACKGROUND.
             ITEM 2(A) THROUGH ITEM 2(C), ITEM 2(F)

             This statement is being filed by KeySpan Corporation (f/k/a BL Holding Corp.), a New York corporation ("KeySpan"), KeySpan Energy Corporation, a New York corporation ("KEC"), and THEC Holdings Corp., a Delaware corporation ("THEC"), with respect to the Common Stock beneficially owned by THEC and beneficially owned by KeySpan and KEC indirectly through THEC. Each of THEC, KEC and KeySpan has its principal place of business at One MetroTech Center, Brooklyn, New York 11201. Prior to the transaction described herein, such entities were the beneficial owners of approximately 63.9% of the outstanding Common Stock of the Issuer.

             The Issuer was incorporated in December 1985 to conduct certain of the natural gas and oil exploration and development activities of The Brooklyn Union Gas Company ("Brooklyn Union"), a wholly-owned subsidiary of KEC. Prior to the Issuer's September 1996 completion of its initial public offering of 7,130,000 shares of its Common Stock, the Issuer was a direct wholly-owned subsidiary of THEC.

             KeySpan is a holding company formed to facilitate the combination (the "Combination"), completed on May 28, 1998, of KEC and its subsidiaries, including Brooklyn Union and THEC, and the non-nuclear electric generation and natural gas distribution businesses of the Long Island Lighting Company
("LILCO").  To  effect  the  Combination,  all of the  assets  used by  LILCO in connection with its gas distribution business, its non-nuclear electric generation business and the assets common to its prior operations were transferred to the Company. The Long Island Power Authority ("LIPA") then acquired all of the common stock of LILCO for approximately $2.5 billion in cash and the direct or indirect assumption of certain liabilities. KeySpan sold to the former holders of LILCO common stock, shares of the KeySpan's common stock and then acquired KEC by merger with a wholly-owned subsidiary of the KeySpan in exchange for shares of the KeySpan's common stock. Copies of the agreements entered into to effectuate the foregoing are filed as exhibits hereto and are hereby incorporated by reference into this Item 2. THEC, formerly a wholly-owned subsidiary of Brooklyn Union, is currently a wholly-owned subsidiary of KEC.

             Annexes A-1, A-2 and A-3 attached hereto set forth, with respect to each executive officer and director of KeySpan, KEC and THEC, respectively, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

             ITEM 2(D) AND ITEM 2(E)

             None of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On November 30, 1998, KeySpan and the Issuer had entered into a $150 million subordinated loan agreement (the "Loan Agreement"), a copy of which is filed as an exhibit hereto and is hereby incorporated by reference into this
Item 3. On October 27, 1999, the parties amended the Loan Agreement to extend its maturity from January 1, 2000 to March 31, 2000. A copy of such amended agreement is filed as an exhibit hereto and is hereby incorporated by reference into this Item 3. As of March 31, 2000, $80 million was outstanding under the Loan Agreement.

             Pursuant to the terms of the Loan Agreement, as amended, any such principal amount outstanding on March 31, 2000 is required to be converted into shares of Common Stock of the Issuer, such number of shares to be issued to KeySpan (or at its direction to THEC) to be determined based upon the average of the closing prices of the Issuer's common stock as reported under NYSE Composite Transaction Reports in the Wall Street Journal during the 20 consecutive trading days ending three trading days prior to March 31, 2000. Accordingly, upon such conversion on March 31, 2000, KeySpan and KEC, indirectly through THEC, received an additional 5,085,177 shares of the Issuer's Common Stock, thereby increasing such entities' ownership interest in the Issuer from 63.9% to 70.3%.


ITEM 4.      PURPOSE OF THE TRANSACTION.

             See response to Item 3.

             As of the date of the filing of this statement, other than a plan to expand the Board of Directors of the Issuer and the appointment of two Senior Vice Presidents of KeySpan to serve as Directors of the Issuer, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) As of the date of the filing of this statement, THEC beneficially owns, and KeySpan and KEC beneficially own indirectly through THEC, 20,380,387 shares of Common Stock, representing approximately 70.3% of the shares of Common Stock reported to be outstanding as of March 21, 2000.

             (b) THEC has, and KeySpan and KEC have indirectly through THEC, sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock owned by it.

             (c) Except as described in this Schedule 13D, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

             (d) Not applicable.

             (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The Chief Executive Officer of KeySpan and KEC is a director of each such entity and also the Chairman of the board of directors of the Issuer. The President of KeySpan is a director and the Executive Vice President of KEC and also a director of the Issuer. One of the directors of KeySpan is also a director of the Issuer. It is contemplated that two Senior Vice Presidents of KeySpan will become Directors of the Issuer.

             Except as described in this Schedule 13D, or in the exhibits hereto, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement and Plan of Merger dated as of June 26, 1997 by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp. (filed as Annex D to Registration Statement of Form S-4, No. 333-30353, on June 30,
               1997).

          2. Amended and Restated Agreement and Plan of Exchange and Merger dated June 26, 1997 between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997 (filed as Annex A to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

             3. Amendment, Assignment and Assumption Agreement dated as of September 29, 1997 by and among The Brooklyn Union Gas Company, Long Island Lighting Company and KeySpan Energy Corporation (filed as Exhibit 2.5 to Schedule 13D by Long Island Lighting Company on October 24, 1997).

             4. Subordinated Loan Agreement dated as of November 30, 1998 between The Houston Exploration Company and KeySpan Corporation (f/k/a MarketSpan Corporation) (filed as
                     Exhibit 10.30 to The Houston Exploration Company's Annual Report on Form 10-K for the year ended December 31, 1998).

             5. First Amendment to Subordinated Loan Agreement and Promissory Note between KeySpan Corporation and The Houston Exploration Company dated and effective as of October 27, 1999 (filed as Exhibit 10.14 to KeySpan Corporation's Annual Report on Form 10-K for the year ended December 31,
                     1999).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 7, 2000

                               KeySpan Corporation

                           By: /s/ Robert R. Wieczorek
                               -----------------------
                            Name: Robert R. Wieczorek
                       Title: Vice President, Treasurer &
                                    Secretary


                           KeySpan Energy Corporation

                           By: /s/ Robert R. Wieczorek
                               -----------------------
                            Name: Robert R. Wieczorek
                       Title: Vice President, Treasurer &
                                    Secretary


                               THEC Holdings Corp.

                            By: /s/ Colleen Meade
                                --------------------
                               Name: Colleen Meade
                                Title: Secretary

                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of KeySpan Corporation are set forth below.

The business address for each of the executive officers and directors listed below is KeySpan Corporation, One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens, except for David J. Manning and H. Neil Nichols who are Canadian citizens with work permit.


     Name                                      Position                                 Present Principal Occupation
     ----                                      --------                                 ----------------------------
Robert B. Catell                    Chairman and Chief Executive                       Chairman and Chief Executive
                                    Officer and Director                               Officer of KeySpan Corporation

Craig G. Matthews                   President and Chief Operating                      President and Chief Operating
                                    Officer                                            Officer of KeySpan Corporation

William K. Feraudo                  Executive Vice President -                         Executive Vice President -
                                    KeySpan Services                                   KeySpan Services of KeySpan
                                                                                       Corporation

Robert R. Wieczorek                 Vice President, Secretary and                      Vice President, Secretary and
                                    Treasurer                                          Treasurer of KeySpan
                                                                                       Corporation

Gerald Luterman                     Senior Vice President and Chief                    Senior Vice President and Chief
                                    Financial Officer                                  Financial Officer of KeySpan
                                                                                       Corporation

Robert J. Fani                      Executive Vice President -                         Executive Vice President -
                                    Strategic Services                                 Strategic Services of KeySpan
                                                                                       Corporation

Anthony Nozzolillo                  Executive Vice President -                         Executive Vice President -
                                    Electric Operations                                Electric Operations of KeySpan
                                                                                       Corporation

Wallace P. Parker Jr.               Executive Vice President - Gas                     Executive Vice President - Gas
                                    Operations                                         Operations of KeySpan
                                                                                       Corporation

Lenore F. Puleo                     Executive Vice President -                         Executive Vice President -
                                    Shared Services                                    Shared Services of KeySpan
                                                                                       Corporation

David J. Manning                    Senior Vice President - Corporate                  Senior Vice President - Corporate
                                    Affairs                                            Affairs of KeySpan Corporation



      Name                                      Position                                 Present Principal Occupation
      ----                                      --------                                 ----------------------------
H. Neil Nichols                     Senior Vice President - Corporate                  Senior Vice President - Corporate
                                    Development and Asset                              Development and Asset
                                    Management                                         Management of KeySpan
                                                                                       Corporation

Cheryl T. Smith                     Senior Vice President and Chief                    Senior Vice President and Chief
                                    Information Officer                                Information Officer of KeySpan
                                                                                       Corporation

Steven L. Zelkowitz                 Senior Vice President and                          Senior Vice President and
                                    General Counsel                                    General Counsel of KeySpan
                                                                                       Corporation

Colin P. Watson                     Senior Vice President - Strategic                  Senior Vice President - Strategic
                                    Marketing and E-Business                           Marketing and E-Business of
                                                                                       KeySpan Corporation

Lawrence S. Dryer                   Vice President - Internal Audit                    Vice President - Internal Audit of
                                                                                       KeySpan Corporation

Ronald S. Jendras                   Vice President, Controller and                     Vice President, Controller and
                                    Chief Accounting Officer                           Chief Accounting Officer of
                                                                                       KeySpan Corporation

Michael J. Taunton                  Vice President - Investor                          Vice President - Investor
                                    Relations                                          Relations of KeySpan
                                                                                       Corporation

Edward D. Miller                    Director                                           President and Chief Executive
                                                                                       Officer, AXA Financial, Inc.

Alan H. Fishman                     Director                                           President and Chief Executive
                                                                                       Officer, ContiFinancial
                                                                                       Corporation

James Q. Riordan                    Director                                           Retired Vice Chairman and Chief
                                                                                       Financial Officer, Mobil Corp.

Lilyan H. Affinito                  Director                                           Former Vice Chairman of the
                                                                                       Board, Maxxam Group, Inc.

George Bugliarello                  Director                                           Chancellor, Polytechnic
                                                                                       University

Howard R. Curd                      Director                                           Chairman and Chief Executive
                                                                                       Officer, Uniroyal Technology
                                                                                       Corporation



       Name                                      Position                                 Present Principal Occupation
       ----                                      --------                                 ----------------------------
Richard N. Daniel                                Director                              Retired Chairman and Chief
                                                                                       Executive Officer, Handy &
                                                                                       Harman

Donald H. Elliott                                Director                              Partner, Hollyer Brady Smith
                                                                                       Troxell Barrett Rockett Hines &
                                                                                       Mone LLP

James R. Jones                                   Director                              Senior Counsel, Manatt, Phelps &
                                                                                       Phillips, LLP

Stephen W. McKessy                               Director                              Retired Vice Chairman,
                                                                                       PriceWaterhouseCoopers

Basil A. Paterson                                Director                              Partner, Meyer, Suozzi, English
                                                                                       and Klein, P.C.

Frederic V. Salerno                              Director                              Senior Executive Vice President
                                                                                       and Chief Financial Officer, Bell
                                                                                       Atlantic Corporation

Vincent Tese                                     Director                              Chairman, Wireless Cable
                                                                                       International, Inc.

                                    ANNEX A-2


The name, position and present principal occupation of each director and executive officer of KeySpan Energy Corporation are set forth below.

The business address for each of the executive officers and directors listed below is KeySpan Energy Corporation, One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens.

      Name                                      Position                                  Present Principal Occupation
      ----                                      --------                                  ----------------------------
Robert B. Catell                     President and Chief Executive                      Chairman and Chief Executive
                                     Officer and Director                               Officer of KeySpan Corporation

Craig G. Matthews                    Executive Vice President, Chief                    President and Chief Operating
                                     Operating Officer and Director                     Officer of KeySpan Corporation

Robert R. Wieczorek                  Vice President, Secretary and                      Vice President, Secretary and
                                     Treasurer                                          Treasurer of KeySpan
                                                                                        Corporation

                                    ANNEX A-3


The name, position and present principal occupation of each director and executive officer of THEC are set forth below.

The business address for each of the executive officers and directors listed below is THEC Holding Corp., One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens, except for H. Neil Nichols who is a Canadian citizen with work permit.

        Name                                     Position                                  Present Principal Occupation
        ----                                     --------                                  ----------------------------
S. Zain Mirza                      Vice President, Chief Financial                     Vice President, KeySpan Energy
                                   Officer and Director                                Development Corporation

Robert B. Catell                   Director                                            Chairman and Chief Executive
                                                                                       Officer, KeySpan Corporation

H. Neil Nichols                    President and Director                              Senior Vice President - Corporate
                                                                                       Development and Asset
                                                                                       Management, KeySpan
                                                                                       Corporation

Michael J. Nilsen                  Treasurer                                           Treasurer and Controller,
                                                                                       KeySpan Energy Development
                                                                                       Corporation

Howard A. Fichtel                  Comptroller                                         Manager, Regulatory and
                                                                                       Management Reporting,
                                                                                       Corporate Services LLC

Colleen A. Meade                   Secretary                                           Attorney, Corporate Services
                                                                                       LLC

Robert T. Guellich                 Assistant Secretary                                 Director, Tax Services, Corporate
                                                                                       Services LLC

                                  EXHIBIT INDEX



     Exhibit                         Description
     -------                         -----------

          1 Agreement and Plan of Merger dated as of June 26, 1997 by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp. (filed as Annex D to Registration Statement of Form S-4, No. 333-30353, on June 30,
               1997).

          2 Amended and Restated Agreement and Plan of Exchange and Merger dated June 26, 1997 between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997 (filed as Annex A to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

          3 Amendment, Assignment and Assumption Agreement dated as of September 29, 1997 by and among The Brooklyn Union Gas Company, Long Island Lighting Company and KeySpan Energy Corporation (filed as Exhibit 2.5 to Schedule 13D by Long Island Lighting Company on October 24, 1997).

          4 Subordinated Loan Agreement dated as of November 30, 1998 between The Houston Exploration Company and KeySpan Corporation (f/k/a MarketSpan Corporation) (filed as Exhibit 10.30 to The Houston Exploration Company's Annual Report on Form 10-K for the year ended December 31, 1998.

          5 First Amendment to Subordinated Loan Agreement and Promissory Note between KeySpan Corporation and The Houston Exploration Company dated and effective as of October 27, 1999 (filed as Exhibit 10.14 to KeySpan Corporation's Annual Report on Form 10-K for the year ended December 31, 1999).